UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Crosstex Energy, Inc.
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(Name of Issuer)

Common Stock, $0.01 par value
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(Title of Class of Securities)

22765Y 10 4
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(CUSIP Number)

with a copy to:

David C. Kuehl
c/o Lubar & Co., Incorporated
700 North Water Street, Suite 1200
Milwaukee, Wisconsin 53202
(414) 291-9000
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(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 31, 2008
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22765Y 10 4
1.	Names of Reporting Person Sheldon B. Lubar I.R.S. Identification Nos. of Above Person (Entities Only)
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds PF and OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization USA

	7.	Sole Voting Power 22,751 (See Item 5)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	8.	Shared Voting Power 2,453,421 (See Item 5)
REPORTING PERSON WITH	9.	Sole Dispositive Power 22,751 (See Item 5)
	10.	Shared Dispositive Power 2,453,421 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,476,172 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Item 5)
13.	Percent of Class Represented by Amount in Row (11) 5.3% (See Item 5)
14.	Type of Reporting Person IN

CUSIP No. 22765Y 10 4
1.	Names of Reporting Person David J. Lubar I.R.S. Identification Nos. of Above Person (Entities Only)
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds PF and OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization USA

	7.	Sole Voting Power 0 (See Item 5)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	8.	Shared Voting Power 2,453,421 (See Item 5)
REPORTING PERSON WITH	9.	Sole Dispositive Power 0 (See Item 5)
	10.	Shared Dispositive Power 2,453,421 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,453,421 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Item 5)
13.	Percent of Class Represented by Amount in Row (11) 5.3% (See Item 5)
14.	Type of Reporting Person IN

Item 1.    Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.01 per share ("Issuer Common Stock"), of Crosstex Energy, Inc., a Delaware corporation (the "Issuer").  The address of the principal executive offices of the Issuer is 2501 Cedar Springs, Dallas, Texas 75201.

Item 2.    Identity and Background

(a) – (c) and (f)

This Schedule 13D is filed on behalf of Sheldon B. Lubar and David J. Lubar (collectively, the "Reporting Persons").

Sheldon B. Lubar is the Chairman of the Board of Directors of Lubar & Co., Incorporated, a private investment firm.  His business address is 700 North Water Street, Suite 1200, Milwaukee, Wisconsin 53202.  He is a United States citizen.

David J. Lubar is the President of Lubar & Co., Incorporated, a private investment firm.  His business address is 700 North Water Street, Suite 1200, Milwaukee, Wisconsin 53202.  He is a United States citizen.

(d) and (e)

During the last five years, neither of the Reporting Persons has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

As of December 31, 2008, Sheldon B. Lubar holds 6,666 shares of Issuer Common Stock.  Such shares were purchased from the Issuer upon exercise of stock options, for cash from Sheldon B. Lubar's personal funds.  The Issuer has also issued to Sheldon B. Lubar 1,085 shares of restricted stock that vest in May 2009 and options to purchase 15,000 shares of Issuer Common Stock which are exercisable as of the date hereof.

As of December 31, 2008, Lubar Nominees, a Wisconsin general partnership, holds 1,985,211 shares of Issuer Common Stock.  Such shares were purchased from the Issuer or from shareholders of the Issuer, for cash from the personal funds of Lubar Nominees' general partners.  The Reporting Persons are general partners of Lubar Nominees, and as a result the Reporting Persons may be deemed to beneficially own the shares of Issuer Common Stock held by Lubar Nominees.  Each of Sheldon B. Lubar and David J. Lubar disclaims beneficial ownership of all shares of Issuer Common Stock held by Lubar Nominees except to the extent of his pecuniary interest therein.

As of December 31, 2008, Lubar Equity Fund, LLC ("LEF"), a Wisconsin limited liability company, had purchased 468,210 shares of Issuer Common Stock.  Such shares werepurchased from the Issuer in private placements or from shareholders of the Issuer in private transactions, for cash from the working capital of LEF.  The Reporting Persons are the directors and officers of Lubar & Co., Incorporated, the manager of LEF, and as a result may be deemed to beneficially own the shares of Issuer Common Stock held by LEF.  Each of Sheldon B. Lubar and David J. Lubar disclaims beneficial ownership of all shares of Issuer Common Stock held by LEF except to the extent of his pecuniary interest therein.

Item 4.    Purpose of Transaction

Sheldon B. Lubar, Lubar Nominees and LEF have been long-time investors in the Issuer, with their investments in the Issuer having been acquired, and continuing to be acquired, for investment purposes.

Sheldon B. Lubar is a member of the Issuer's Board of Directors.  He did not solicit a seat on the Issuer's Board, but accepted when offered a Board position.

The Reporting Persons do not have any plans or proposals relating to any matter described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

Sheldon B. Lubar beneficially owns 22,751 shares of Issuer Common Stock with sole voting and dispositive power, and he beneficially owns 2,453,421 shares of Issuer Common Stock with shared voting and dispositive power, consisting of 1,985,211 shares held by Lubar Nominees and 468,210 shares held by LEF.  In the aggregate, Sheldon B. Lubar beneficially owns 2,476,172 shares of Issuer Common Stock, representing 5.3% of the outstanding shares of Issuer Common Stock (based on 46,310,864 shares of Issuer Common Stock outstanding on October  31, 2008, as disclosed by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 10, 2008).  The shares beneficially owned by Sheldon B. Lubar include 15,000 shares subject to stock options that are currently exercisable.

David J. Lubar beneficially owns 2,453,421 shares of Issuer Common Stock with shared voting and dispositive power, consisting of 1,985,211 shares held by Lubar Nominees and 468,210 shares held by LEF, representing 5.3% of the outstanding shares of Issuer Common Stock (based on 46,310,864 shares of Issuer Common Stock outstanding on October  31, 2008, as disclosed by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 10, 2008).

Each of Sheldon B. Lubar and David J. Lubar disclaim beneficial ownership of all shares of Issuer Common Stock held by Lubar Nominees or LEF except to the extent of his pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.    Material to Be Filed as Exhibits

Exhibit A – Joint Filing Agreement, dated January 20, 2009, signed by each of the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 20, 2009

/s/ Sheldon B. Lubar
     Sheldon B. Lubar

/s/ David J. Lubar
     David J. Lubar

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the Common Stock, par value $0.01 per share, of Crosstex Energy, Inc. beneficially owned by them on a combined basis, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing.  The undersigned further agree that any amendments to such statement on Schedule 13D shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

The undersigned shall not be deemed to admit that the undersigned were required to file a statement on Schedule 13D by reason of entering into this Joint Filing Agreement.  Further, the undersigned shall not be deemed to admit membership in a group by reason of entering into this Joint Filing Agreement.

Dated:  January 20, 2009

/s/ Sheldon B. Lubar
     Sheldon B. Lubar

/s/ David J. Lubar
     David J. Lubar